19 February 2007

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that on 19 February 2007 it purchased 285,000 Reed
Elsevier PLC ordinary shares at a price of 626.733 pence per share. The purchased shares will be held as treasury shares. Following the above purchase,
Reed Elsevier PLC holds 20,878,500 Reed Elsevier PLC ordinary shares in treasury, and has 1,267,680,552 Reed Elsevier PLC ordinary shares in issue
(excluding treasury shares).

Reed Elsevier NV announces that on 19 February 2007, it purchased 190,000 Reed
Elsevier NV ordinary shares at a price of Euro14.1653 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed
Elsevier NV holds 13,571,500 Reed Elsevier NV ordinary shares in treasury, and has 736,565,917 Reed Elsevier NV ordinary shares in issue (excluding treasury shares).